FAIRFAX News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, September 7, 2005
FAIRFAX RECEIVES SEC REQUEST TO PROVIDE DOCUMENTS
ON NON-TRADITIONAL INSURANCE PRODUCTS
Fairfax Financial Holdings Limited (TSX: FFH.SV) (NYSE: FFH) announces that the Fairfax group has received a subpoena from the Securities and Exchange Commission requesting documents regarding any non-traditional insurance/reinsurance product transactions entered into by the entities in that group and any non-traditional insurance/reinsurance products offered by the entities in that group. Fairfax is cooperating with that request.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946